Grupa Hotelowa

Warszawa , 2007-05-18

SUPPL

SEC MAIL RECEIVED PROCESSING
MAY 2 9 2007
WASH. D.C. 186 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

07023953

Dear Sirs,

Please find enclosed the text of the Current report no. 12/2007.
Best regards

Krzysztof Gerula
Vice President

PROCESSED
JUN 0 4 2007
THOMSON
FINANCIAL

Current report no. 12/2007

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about the receipt, on this day, of a notice from its subsidiary, Orbis Transport sp. z o.o., confirming that on the basis of the decision dated May 8, 2007, the District Court for the Capital of Warsaw, XIII Commercial Division of the National Court Register has registered, on May 9, 2007, the increase of the share capital of Orbis Transport sp. z o.o. up to the amount of PLN 28,507,600.00 (twenty eight million five hundred seven thousand six hundred Polish zloty) divided into 281,566 shares, i.e. 281,566 votes at the Shareholders' Meeting of Orbis Transport sp. z o.o. (each share carries one vote). After the increase of the share capital of Orbis Transport sp. z o.o., "Orbis" S.A. holds 278,439 shares having a total value of PLN 27,843,900 (say: twenty seven million eight hundred forty three thousand nine hundred Polish zloty), which accounts for 98.88% of the share capital of Orbis Transport sp. z o.o. and entitles "Orbis" S.A. to 278,439 votes at the Shareholders' Meeting of Orbis Transport sp. z o.o. each share carries one vote), except for the circumstances provided for in § 36.3 of the Articles of Association of Orbis Transport.

Orbis

Warszawa , 2007-05-18

SEC MAIL RECEIVED PROCESSING
MAY 29 2007
WASH. D.C. 186 SECTION

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no. 12/2007.
Best regards

Krzysztof Gerula
Vice President

Current report no. 12/2007

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about the receipt, on this day, of a notice from its subsidiary, Orbis Transport sp. z o.o., confirming that on the basis of the decision dated May 8, 2007, the District Court for the Capital of Warsaw, XIII Commercial Division of the National Court Register has registered, on May 9, 2007, the increase of the share capital of Orbis Transport sp. z o.o. up to the amount of PLN 28,507,600.00 (twenty eight million five hundred seven thousand six hundred Polish zloty) divided into 281,566 shares, i.e. 281,566 votes at the Shareholders' Meeting of Orbis Transport sp. z o.o. (each share carries one vote). After the increase of the share capital of Orbis Transport sp. z o.o., "Orbis" S.A. holds 278,439 shares having a total value of PLN 27,843,900 (say: twenty seven million eight hundred forty three thousand nine hundred Polish zloty), which accounts for 98.88% of the share capital of Orbis Transport sp. z o.o. and entitles "Orbis" S.A. to 278,439 votes at the Shareholders' Meeting of Orbis Transport sp. z o.o. each share carries one vote), except for the circumstances provided for in § 36.3 of the Articles of Association of Orbis Transport.

END